Exhibit 12.1

Quicksilver Resources Inc.

Statement Setting Forth of Computations of

Ratios of Earnings to Combined Fixed Changes and Preferred Dividends

	Three Months Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Net income per statement of income	$5,937,000	$6,412,000	$18,505,000	$13,835,000	$19,310,000	$17,618,000	$3,162,000
Income tax expense	2,733,000	3,587,000	9,997,000	7,498,000	10,800,000	10,113,000	2,000
(Income) loss of equity investees	(291,000)	(306,000)	(1,331,000)	(200,000)	(1,125,000)	(768,000)	99,000
Cash distributions of equity investees	307,000	821,000	2,251,000	4,441,000	525,000	1,343,000	—
Minority interest in loss of subsidiaries	—	—	—	—	—	—	(141,000)

	8,686,000	10,514,000	29,422,000	25,574,000	29,510,000	28,306,000	3,122,000

Fixed charges:
Interest expense	3,412,000	4,892,000	20,182,000	19,839,000	23,751,000	22,124,000	8,703,000
Portion of Rentals representative of interest factor	84,000	103,000	473,000	478,000	564,000	363,000	69,000
Earnings available for combined fixed charges and preferred dividends	$12,182,000	$15,509,000	$50,077,000	$45,891,000	$53,825,000	$50,793,000	$11,894,000

Ratio of earnings to combined fixed charges and preferred dividends	3.5	3.1	2.4	2.3	2.2	2.3	1.4